                         SIDLEY AUSTIN BROWN & WOOD LLP

      BEIJING                    BANK ONE PLAZA                LOS ANGELES
       -----                  10 S. DEARBORN STREET               -----
      BRUSSELS               CHICAGO, ILLINOIS 60603             NEW YORK
       -----                 TELEPHONE 312 853 7000               -----
      CHICAGO                FACSIMILE 312 853 7036           SAN FRANCISCO
       -----                     www.sidley.com                   -----
       DALLAS                                                    SHANGHAI
       -----                      FOUNDED 1866                    -----
       GENEVA                                                   SINGAPORE
       -----                                                      -----
     HONG KONG                                                    TOKYO
       -----                                                      -----
       LONDON                                                WASHINGTON, D.C.


WRITER'S DIRECT NUMBER                                   WRITER'S E-MAIL ADDRESS


                                October 21, 2005


Mr. Owen Pinkerton
  Senior Counsel
Ms. Amanda McManus
  Attorney-Advisor
United States Securities and
  Exchange Commission
100 "F" Street, N.W.
Washington, D.C. 20549

         Re:   Man-AHL 130, LLC (the "Pool")
               Amendment No. 1 to the Registration Statement on Form S-1 Filed October 11, 2005
               File no. 333-126172
               -------------------

Dear Mr. Pinkerton:

         In response to the Staff's request that we include updated financial information in the Pool's Registration Statement and Amendments, we have included in this Amendment No. 2 to the Registration Statement on Form S-1 for the Pool financial statements dated as of September 30, 2005.

         If the Staff has any questions or would like further information on this or related topics, please do not hesitate to call the undersigned (312-853-2667), Mr. David Sawyier (312-853-7261) or Mr. James Biery
(312-853-7557).

                                        Sincerely,

                                           /s/ Nathan E. Ballard

                                           Nathan E. Ballard




        SIDLEY AUSTIN BROWN & WOOD LLP IS A LIMITED LIABILITY PARTNERSHIP PRACTICING IN AFFILIATION WITH OTHER SIDLEY AUSTIN BROWN & WOOD PARTNERSHIPS